SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 13, 2025

KT Corporation

	By:	/s/ Youngkyoon Yun
	Name:	Youngkyoon Yun
	Title:	Vice President

	By:	/s/ Sanghyun Cho
	Name:	Sanghyun Cho
	Title:	Director

Decision to Cancel Treasury Shares

	1. Estimated number of shares to be canceled	5,537,099 common shares

	2. Total number of outstanding shares	252,021,685

	3. Par value per share (KRW)	5,000

	4. Estimated total amount of cancellation (KRW)	250,000,000,000

	5. Buyback period for the cancellation	From February 14, 2025 to August 13, 2025

	6. Method of buyback	Trust contract to acquire treasury shares

	7. Expected date of cancellation	—

	8. Agent for treasury share acquisition	Shinhan Securities Co., Ltd.

	9. Date of resolution by the BoD	February 13, 2025

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

10. Additional Details Relevant to Investment Consideration

•  Legal basis of cancellation of treasury shares: Article 343 Paragraph 1 of the Commercial Act.

•  This share cancellation is to enhance corporate value by acquiring and canceling treasury shares within the limit of earnings available for dividends, in accordance with the ‘Corporate Value-Up Plan’ announced on November 5, 2024.

•  Item 1 above is calculated based on the closing price (KRW 45,150) of the Company’s shares on February 12, 2025, which is the day before the resolution by the Board of Directors. The number of shares to be canceled and the cancellation amount may change pursuant to changes in the Company’s share price.

•  Item 4 above is based on the amount of cancellation specified under the resolution of the Board of Directors passed on the current day.

•  Details on Item 6 above are included in today’s filing of ‘Decision to Enter into a Trust Contract to Acquire Treasury Shares’.

•  Regarding Item 7, all treasury shares acquired will be canceled after the termination of the trust contract. However, if the foreign ownership limit (49%) under Article 8 of the Telecommunications Business Act is exhausted at that time, the shares acquired through this resolution will be canceled at the earliest possible time.